RICHARDSON & PATEL LLP
                            10900 Wilshire Boulevard
                                    Suite 500
                              Los Angeles, CA 90024
                            Telephone (310) 208-1182
                            Facsimile (310) 208-1154

                                  August 8, 2005

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Mail Stop 0408 450
Fifth Street, N.W.
Washington, D.C., 20549
Attn: Jonathan Gottlieb, Esq.
      Mark Webb, Esq.

      Re: Bio-Bridge Science, Inc.
          Amendment No. 3 to Registration Statement on Form SB-2
          Filed August 8, 2005
          File No. 333-121786

      Dear Messers. Gottlieb and Webb:

      We enclose for filing under the Securities Act of 1933, as amended, Amendment No. 3 to the above-referenced registration statement (the "Registration Statement") together with exhibits thereto. Amendment No. 3 to the Registration Statement contains revisions that have been made in response to comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated July 11, 2005. Set forth below is Bio-Bridge Science, Inc's (the "Company") response to the Staff's comments. We have reproduced the Staff's comment in bold type and have followed it with our response. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require. Clean and marked copies of Amendment No. 3 to the Registration Statement are being provided supplementally with a copy of this letter for the convenience of the Staff.

General

1. Please remove from this registration statement the 570,000 shares placed since it was filed. You may register those shares on another registration statement.

      We have removed the 570,000 shares of common stock from the Registration Statement and have filed a new registration statement on Form SB-2 covering the resale of these shares.

U.S. Securities and Exchange Commission
August 8, 2005
Page 2


      The Company presently anticipates requesting effectiveness of the Registration Statement and new registration statement on Form SB-2 covering the 570,000 shares as early as the close of business on August 11, 2005. The Staff's cooperation in meeting this schedule would be greatly appreciated.

      We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Questions or comments regarding the Registration Statement or the new registration statement for the 570,000 shares may be directed to the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

                                            Sincerely,


                                            /s/ Dorothy B. Vinski

                                            Dorothy B. Vinski

Enclosures